AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 9, 1999
                                            Registration Statement No. 333-_____

--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
               ---------------------------------------------------
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
               --------------------------------------------------
                           SIGMA-ALDRICH CORPORATION
             (Exact Name Of Registrant As Specified In Its Charter)

                                    DELAWARE
                        (State or other jurisdiction of
                         incorporation or organization)

                                   43-1050617
                      (I.R.S. Employer Identification No.)

                               3050 Spruce Street
                            St. Louis, Missouri 63103
                                 (314) 771-5765
               (Address, including zip code, and telephone number,
        including area code of, registrant's principal executive office)

                ------------------------------------------------
                                 Kirk A. Richter
                                    Treasurer
                            Sigma-Aldrich Corporation
                               3050 Spruce Street
                            St. Louis, Missouri 63103
                                 (314) 771-5765
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                        Copies of all correspondence to:
                              R. Randall Wang, Esq.
                                 Bryan Cave LLP
                           211 N. Broadway, Suite 3600
                               St. Louis, MO 63102
                                 (314) 259-2000

       Approximate date of commencement of proposed sale to public: At such times after this Registration Statement becomes effective as the selling stockholders shall determine.

       If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                             -----------------------

                                        CALCULATION OF REGISTRATION FEE

============================  ==============  ===========================  =============================  ===============
   Title of each class of      Amount to be    Proposed maximum offering    Proposed maximum aggregate      Amount of
 securities to be registered    registered         price per unit(1)             offering price(1)          registration
                                                                                                                  fee
----------------------------  --------------  ---------------------------  -----------------------------  ---------------

   Common stock, $1.00 par    62,039 shares             $27.06                      $1,678,775                    $467
       value per share
============================  ==============  ===========================  =============================  ===============


(1) Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c), based upon the average of the high and low sales prices for the common stock as reported on The Nasdaq National Market on March 8, 1999.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


PROSPECTUS (NOT COMPLETE)
Issued March 9, 1999

                        A MAXIMUM OF 62,039 SHARES OF
                            SIGMA-ALDRICH CORPORATION
                                  COMMON STOCK

            --------------------------------------------------------

         The selling stockholders of Sigma-Aldrich Corporation listed on page 3 of this prospectus are offering and selling 62,039 shares of Sigma-Aldrich common stock under this prospectus. We will not receive any of the proceeds from the sale of the common stock. We will bear the costs relating to the registration of the common stock, which we estimate to be $10,000.

         The selling stockholders may offer their Sigma-Aldrich common stock through public or private transactions, on or off The Nasdaq National Market, at prevailing market prices, or at privately negotiated prices.

         The common stock is traded on The Nasdaq National Market under the symbol "SIAL." The closing sales price of the common stock on The Nasdaq National Market on March 9, 1999 was $26 7/8 per share.

             -------------------------------------------------------

         The shares of Sigma-Aldrich common stock offered or sold under this prospectus have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.


                The date of this Prospectus is March    , 1999
                                                    ----

                                TABLE OF CONTENTS

Sigma-Aldrich's Business.......................................................1
Recent Developments............................................................1
Cautionary Statement Regarding Forward-Looking
 Statements....................................................................4
Use of Proceeds................................................................4
Selling Stockholders...........................................................4
Plan of Distribution...........................................................5
Description of Capital Stock...................................................6
Legal Matters..................................................................7
Experts........................................................................7
Where You Can Find More Information............................................7




                            SIGMA-ALDRICH'S BUSINESS

         Sigma-Aldrich Corporation has two lines of business:

         (i) the production and sale of a broad range of biochemicals, organic and inorganic chemicals, radiolabeled chemicals, diagnostic reagents, chromatography products and related products; and

         (ii) the manufacture and sale of metal components for strut, cable tray, pipe support, telecommunication systems and electrical enclosures.

         Our principal executive offices are located at 3050 Spruce Street, St. Louis, Missouri 63103. Our telephone number is (314) 771-5765.


                               RECENT DEVELOPMENTS

         On February 16, 1999, we issued a press release reporting increased sales for both the fourth quarter and the year of 1998. For the quarter ended December 31, sales increased 3.4% to $293.1 million from $283.4 million in 1997. Net income for the quarter was $39.7 million compared to $42.2 million in 1997 with diluted net income per share of $0.39 compared to $0.41 in 1997. Net income in the quarter was affected by a $2.9 million charge for in-process research and development related to the acquisition of Genosys Biotechnologies and benefited from a tax credit of $7.0 million from our enhanced research and development activities over the last several years. Excluding these items, diluted net income per share would have been $0.35 for the quarter.

         Sales for the year increased 6.0% to $1,194.3 million from $1,127.1 million in 1997. For the full year, net income was $166.3 million compared to $166.1 million with diluted net income per share of $1.64, up 1.2% from $1.62 in 1997.

         Chemical sales increased 4.9% to $239.8 million in the fourth quarter and 7.1% to $965.9 million for 1998. Excluding the changes in currency exchange rates, the growth rates were 4.0% and 8.9% for the quarter and the full year, respectively. Research sales continued to grow faster than overall chemical sales as service levels improved from earlier in the year when there were disruptions during the installation of new customer and warehouse systems. These systems will in the future greatly improve service and lower transaction expenses for our customers while reducing our costs. We strengthened our position in Life Science research with the acquisition of Genosys in December 1998. Genosys is a leading supplier of synthetic DNA products, which are essential in genome research. Both Fine Chemicals and Diagnostics had a flat final quarter reflecting the timing of large orders and competitive pressures respectively. Excluding the charge for acquired research and development, pretax margins declined to 19.7% in the fourth quarter because sales were below expectations and operating expenses increased relative to sales. Start-up expenses were incurred for opening new sales and distribution in Denmark, improving our service in Japan with additional inventory and consolidating warehouses in Germany. There were also additional expenses for the new systems, Year 2000 remediation and investments in our Internet site, which is becoming an important sales and marketing outlet. The pretax margin of 21.6% for 1998 was 2.7% below the prior year level due to an increase in lower margin business and the incremental expense of all the new systems and facilities. Currency rates reduced net income by $0.01 per share in the final quarter and reduced net income by $0.06 per share for the year.

         Metal sales declined 2.8% to $53.3 million in the fourth quarter and increased 1.3% to $228.4 million for 1998, reflecting a continuing weakness in the industrial construction market which was only partially offset by the fast growing demand for our expanding line of enclosure and telecommunication products. In the fourth quarter, lower sales and a decline in the gross profit margin rate reduced the pretax profit margin to 12.4% even though expenses were aggressively reduced. The pretax margin for 1998 was 14.9%, the same as last year, as benefits from process improvements offset a decline in the gross profit margin.

         Also on February 16, 1999, the Board of Directors declared a quarterly cash dividend of $0.0725 per share payable March 15, 1999 to stockholders of record on March 1, 1999.

         In addition, on February 16, 1999, we issued the following summary of our 1998 unaudited financial information.

                                          Sigma-Aldrich Corporation
                                 Consolidated Statements of Income (Unaudited)
                                    (in thousands except per share amounts)

                                                               Twelve Months Ended              Three Months Ended
                                                                   December 31,                     December 31,
                                                             1998              1997            1998           1997
                                                             ----              ----            ----           ----

Net sales                                                 $1,194,290        $1,127,084       $293,093       $283,403
      Cost of products sold                                  557,864           518,711        135,604        128,587
                                                           ---------        ----------       --------       --------
Gross profit                                                 636,426           608,373        157,489        154,816
      Selling, general and administrative expenses           393,836           355,619        106,564         90,635
                                                           ---------        ----------       --------       --------
Income before income taxes                                   242,590           252,754         50,925         64,181
      Provision for income taxes                              76,243            86,695         11,244         22,014
                                                           ---------        ----------       --------       --------
Net income                                                 $ 166,347        $  166,059       $ 39,681       $ 42,167
                                                           =========        ==========       ========       ========
Weighted average shares outstanding - Basic                  100,540           100,210        100,614        100,345
                                                           =========        ==========       ========       ========
Weighted average shares outstanding - Diluted                101,188           102,805        101,059        101,939
                                                           =========        ==========       ========       ========
Net income per share - Basic                                  $ 1.65            $ 1.66          $ .39          $ .42
                                                           =========        ==========       ========       ========
Net income per share - Diluted                                $ 1.64            $ 1.62          $ .39          $ .41
                                                           =========        ==========       ========       ========


                      Condensed Consolidated Balance Sheets
                                 (in thousands)

                                                                December 31, 1998        December 31, 1997
        ASSETS                                                     (Unaudited)
        Cash and temporary cash investments                         $ 24,345                $ 46,228
        Accounts receivable, net                                     229,486                 186,847
        Inventories                                                  464,035                 420,809
        Other current assets                                          54,815                  52,790
                                                                    --------               ---------
        Total current assets                                         772,681                 706,674
        Property, plant and equipment, net                           518,739                 438,878
        Other assets                                                 141,415                  98,270
                                                                    --------                --------
        Total assets                                              $1,432,835              $1,243,822
                                                                  ==========              ==========
        LIABILITIES AND
        STOCKHOLDERS' EQUITY

        Notes payable                                               $ 30,643                $  7,400
        Accounts payable                                              63,520                  53,257
        Accrued expenses                                              47,337                  42,269
        Accrued income taxes                                             872                  16,553
                                                                  ----------              ----------
        Total current liabilities                                    142,372                 119,479
        Long-term debt                                                   415                     552
        Deferred liabilities                                          73,668                  63,457
        Stockholders' equity                                       1,216,380               1,060,334
                                                                  ----------              ----------
        Total liabilities and equity                              $1,432,835              $1,243,822
                                                                  ==========              ==========


                      Condensed Consolidated Statements of Cash Floows(Unaudited)
                                             (in thousands)

                                                                            Twelve Months Ended
                                                                               December 31,
                                                                          1998               1997
                                                                          ----               ----
         Cash flows from operating activities:
              Net income                                               $166,347            $166,059
              Adjustments:
                   Depreciation and amortization                         61,827              48,053
                   Net increase in current assets an
                     liabilities                                       (76,420)             (93,630)
                   Other                                                 10,316              11,595
                                                                       --------            --------
              Net cash provided by operating activities                 162,070             132,077
                                                                       --------            --------
         Cash flows from investing activities:
              Net property additions                                   (127,995)           (106,777)
              Acquisition of businesses                                 (39,500)            (51,083)
              Other                                                      (7,700)                ---
                                                                       --------            --------
                   Net cash used in investing activities               (175,195)           (157,860)
                                                                       --------            --------
         Cash flows from financing activities:
              Net borrowings (repayment) of debt                         23,268              (7,740)
              Payment of dividends                                      (28,411)            (25,809)
              Other                                                       3,798               6,794
                                                                       --------            --------
                   Net cash used in financing activities                 (1,345)            (26,755)
                                                                       --------            --------
         Effect of exchange rate changes on cash                         (7,413)             (4,919)
                                                                       --------            --------
         Net change in cash and cash equivalents                        (21,883)            (57,457)
         Cash and cash equivalents at January 1                          46,228             103,685
                                                                       --------            --------
         Cash and cash equivalents at December 31                      $ 24,345            $ 46,228
                                                                       ========            ========

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains, or incorporates by reference, forward looking statements within the meaning of federal securities laws that involve risk and uncertainty, including, without limitation, under the caption "Recent Developments." These forward looking statements include statements regarding future results, performance, expectations, or intentions, as well as any statements preceded by, followed by, or that include the words "believes," "expects," "anticipates" or similar expressions, and statements regarding matters that are not historical facts. Although we believe our expectations are based on reasonable assumptions, we cannot give any assurance that our goals will be achieved. The important factors that could cause actual results to differ materially from those in the forward looking statements include, without limitation:

         (1)      reduced growth in research funding,

         (2)      uncertainties  surrounding   possible government  health  care
                  reform,

         (3)      government regulation applicable to our business,

         (4)      the status and effectiveness of our Year 2000 efforts,

         (5)      the highly competitive environment in which we operate and

         (6) the impact of fluctuations in foreign currency exchange rates.

All subsequent written and oral forward-looking statements attributable to Sigma-Aldrich or persons acting on our behalf are expressly qualified in their entirety by such cautionary statements. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or uncertainties after the date hereof or to reflect the occurrence of unanticipated events.

                                 USE OF PROCEEDS

         All net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholders who offer and sell their shares. We will not receive any proceeds from the sale of the common stock by the selling stockholders.


                              SELLING STOCKHOLDERS

         The following table sets forth certain information, as of March 9, 1999, with respect to the number of shares of common stock owned by the selling stockholders named below and as adjusted to give effect to the sale of the common stock offered hereby. The common stock is being registered to permit public secondary trading of the shares.

         The common stock being offered by the selling stockholders was acquired from Sigma-Aldrich pursuant to an agreement and plan of reorganization between Sigma-Aldrich Co., White Cross Manufacturing Co., Inc., and the stockholders of White Cross Manufacturing Co., Inc., dated September 29, 1998, as amended. The shares of common stock were issued pursuant to an exemption from the registration requirements of the Securities Act. The selling stockholders represented to Sigma-Aldrich Co. that they were acquiring the Sigma-Aldrich common stock for investment and with no present intention of distributing the common stock. Under the terms of the reorganization, Sigma-Aldrich agreed to file a registration statement covering the common stock received by the selling stockholders in connection with the reorganization. The common stock held by the selling stockholders does not exceed 1% of Sigma-Aldrich's outstanding capitalization. In the past three years, none of the selling stockholders has had a material relationship with Sigma-Aldrich.

         Sigma-Aldrich has filed with the Securities and Exchange Commission, under the Securities Act of 1933, a registration statement on Form S-3. with respect to the resale of the common stock from time to time on The Nasdaq National Market or in privately-negotiated transactions. This prospectus forms a part of the registration statement on Form S-3.

         The common stock covered by this prospectus may be offered from time to time by the selling stockholders named below:


                                                   Amount of           Amount of
                                                 Common Stock         Common Stock
                                             Owned Prior to the    Owned After the
                Selling Stockholders               Offering            Offering

Bernice K. Rubinelli                                15,697                 0

Barbara A. Rubinelli                                15,697                 0

Peter R. Rubinelli, Jr.                             15,158                 0

Peter R. Rubinelli, Jr. and Mary L. Rubinelli
  as tenants by the entireties                         539                 0

Peter R. Rubinelli, Jr., Bernice K. Rubinelli
  and Barbara A. Rubinelli as Trustees for
  Michael Joseph Rubinelli U/I/T 7/3/76              4,982                 0

Peter R. Rubinelli, Jr., Bernice K. Rubinelli
  and Barbara A. Rubinelli as Trustees for Mary
  Patricia Rubinelli U/I/T 7/3/76                    4,983                 0

Peter R. Rubinelli, Jr., Bernice K. Rubinelli
  and Barbara A. Rubinelli as Trustees for
  Liza Marie Rubinelli U/I/T 7/3/76                  4,983                 0

(1) Assuming  the  selling   stockholders  sell  all   of  the shares registered
    hereby.

                              PLAN OF DISTRIBUTION

         Sigma-Aldrich is registering the common stock covered by this prospectus for the selling stockholders. As used in this prospectus, "selling stockholders" includes the pledgees, donees, transferees or others who may later hold the selling stockholders' interests. Sigma-Aldrich will pay the costs and fees of registering the common stock, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the common stock.


         The selling stockholders may sell the common stock in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. In addition, the selling stockholders may sell some or all of their common stock through:


         - a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

         - purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

         - ordinary brokerage transactions and transactions in which a broker solicits purchasers.


         When selling the common stock, the selling stockholders may enter into hedging transactions. For example, the selling stockholders may:


         - enter into transactions involving short sales of the common stock by broker- dealers;

         - sell common stock short themselves and redeliver such shares to close out their short positions;

         - enter into option or other types of transactions that require the selling stockholder to deliver common stock to a broker-dealer, who will then resell or transfer the common stock under this prospectus; or

         - loan or pledge the common stock to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.


         The selling stockholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate in resales. However, the selling stockholders and any broker-dealers involved in the sale or resale of the common stock may qualify as "underwriters" within the meaning of the Section 2(a)(11) of the Securities Act of 1933. In addition, the broker-dealers' commissions, discounts or concession may qualify as underwriters' compensation under the Securities Act of 1933. If the selling stockholders qualify as "underwriters," they will be subject to the prospectus delivery requirements of Section 5(b)(2) of the Securities Act of 1933.


         In addition to selling their common stock under this prospectus, the selling stockholders may:


         - agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act of 1933;


         - transfer their common stock in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer; or


         - sell their common stock under Rule 144 of the Securities Act of 1933 rather than under this prospectus, if the transaction meets the requirements of Rule 144.


                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of Sigma-Aldrich consists of 200,000,000 shares of common stock, $1.00 par value per share. The outstanding common stock, including the common stock offered hereby, is fully-paid and nonassessable. The following is a summary of certain terms and rights of the common stock.


         - Dividends may be paid on the common stock, as and when declared by the Board of Directors out of funds legally available for distribution as a dividend.

         - The holders of common stock are entitled to one vote per share in the election of directors and in respect of other matters submitted to stockholders for a vote.

         - Upon liquidation, the holders of the common stock are entitled to receive all assets of Sigma-Aldrich available for distribution to stockholders. Distribution on liquidation are required to be made pro rata in accordance with their holdings.

         - Sigma-Aldrich's Certificate of Incorporation, as amended, requires that certain transactions must be approved by the affirmative vote of two-thirds of the shares of voting stock. The types of transactions requiring a two-thirds vote include:

                           - a merger or consolidation of Sigma-Aldrich with another corporation;


                           -       a    merger   or  consolidation  involving  a
                                   subsidiary of  Sigma-Aldrich when shares  of
                                   Sigma-Aldrich   in   excess   of  35% of the
                                   outstanding shares are issued;

                           -       a sale of assets  having an   aggregate  book
                                   value of 20% of Sigma-Aldrich's total assets;


                           -       the adoption of  a  plan  of   liquidation or
                                   dissolution; and

                           -       certain related transactions.

         - The common stock has no preemptive or conversion rights, redemption provisions or sinking fund provisions.


         - Our By-laws contain provisions requiring advance notice of nominations of directors or of the proposal of other business to be conducted at meetings of stockholders.


         - Special meetings of stockholders, unless otherwise prescribed by statute, may be called by the Chairman of the Board of Directors, the President or the Board of Directors, or by the person designated in the written request of holders of not less than a majority in amount of all shares of the Company entitled to vote at the meeting (subject to any requirements or limitations imposed by the Certificate of Incorporation, as amended, by the amended By-laws, or by law) which request must describe the purpose or purposes for which the meeting is to be held.


                                 LEGAL MATTERS

         For purposes of this offering, the law firm of Blumenfeld, Kaplan & Sandweiss, P.C. is giving its opinion on the validity of the Sigma-Aldrich common stock registered pursuant to this prospectus. Jerome W. Sandweiss, a Director of the Company, is of counsel with the law firm of Blumenfeld, Kaplan & Sandweiss, P.C. Mr. Sandweiss owns, directly and indirectly, an aggregate of fourteen thousand (14,000) shares of our common stock plus options to acquire twelve thousand (12,000) shares of our common stock. As of the date of this prospectus, attorneys at Blumenfeld, Kaplan & Sandweiss, P.C., other than Mr. Sandweiss, who have worked on substantive matters for Sigma-Aldrich own fewer than fifteen thousand (15,000) shares of our common stock.


                                     EXPERTS

         The consolidated financial statements of Sigma-Aldrich Corporation incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.


                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission's website at "http://www.sec.gov."

         The common stock is traded as "National Market Securities" on The Nasdaq National Market. Material filed by Sigma-Aldrich can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

         The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed:

         1.       Annual   Report   on   Form  10-K  for the fiscal  year  ended
                  December  31,  1997 (File No. 0-8135);

         2.       Quarterly    Report   on   Form   10-Q for the quarters  ended
                  March 31, 1998, June 30, 1998 and September 30, 1998;

         3.       Current Report on Form 8-K  dated   February  16,  1999 (filed
                  February 17, 1999); and


         4. The description of Sigma-Aldrich's common stock contained in Sigma-Aldrich's registration statement on Form S-14 under the Securities Act of 1933, dated May 16, 1975 (File No. 2-53698), as amended by the description contained in Sigma-Aldrich's proxy statements dated May 29, 1984 under the caption "Proposal to Amend Certificate of Incorporation," dated March 29, 1991 under the caption "Proposal to Amend Certificate of Incorporation to Increase authorized Common Stock" and dated March 29, 1996 under the caption "Proposal to Amend Certificate of Incorporation to Increase Number of Shares of Authorized Common Stock."

         You may request a copy of these filings, at no cost, by writing to us at the following address:

                      Attention: Kirk A. Richter, Treasurer
                            Sigma-Aldrich Corporation
                               3050 Spruce Street
                            St. Louis, Missouri 63103

         This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                     PART II


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


         The following table sets forth the expenses (other than underwriting discounts and commissions), which other than the Securities and Exchange Commission registration fee are estimates, payable by Sigma-Aldrich in connection with the sale and distribution of the shares registered hereby*:


          SEC registration fee                          $   467
          Accounting fees and expenses                  $ 2,500
          Legal Fees and expenses                       $ 6,000
          Miscellaneous expenses                        $ 1,033
          Total                                         $10,000


* The selling stockholders will pay any sales commissions or underwriting discount and fees and expenses of their counsel incurred in connection with the sale of shares registered hereunder.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


         Section 145(a) of the Delaware General Corporation Law provides that a corporation may indemnify any director, officer, employee or agent of the corporation in any action, other than an action by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful. Section 145(b) provides that the corporation may indemnify any such person in an action by or in the right of the corporation if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that such person may not be indemnified in respect of any matter in which he has been judged liable to the corporation, unless authorized by the court. Section 145(c) provides that the corporation shall indemnify any such person against expenses actually and reasonably incurred in defense of any action if he has been successful in defense of such action and if such action is one for which the corporation may indemnify such person under Section 145(a) or (b).

         Sigma-Aldrich's By-Laws provide that it shall indemnify, and in Sigma-Aldrich's discretion may obtain insurance for the benefit of its officers and directors, to the extent permitted by applicable Delaware law.

         Pursuant to amendments of the Delaware General Corporation Law effective July 1, 1986, Sigma-Aldrich's Certificate of Incorporation eliminates the personal liability of directors to Sigma-Aldrich or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for breaches of the duty of loyalty to Sigma-Aldrich or its stockholders, (ii) for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law, (iii) for the payment of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for transactions in which the director received an improper personal benefit.

ITEM 16.  EXHIBITS

         See Exhibit Index.

ITEM 17.  UNDERTAKINGS


         (a)   The undersigned registrant hereby undertakes:


               (1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:


                    (i) To include any prospectus  required by Section  10(a)(3)
               of the Securities Act of 1933;


                     (ii) To  reflect  in the  prospectus  any  facts or  events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;


                    (iii) To include any  material  information  with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;


         provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
         Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.


               (2)That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


               (3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of St. Louis and State of Missouri on the 9th day of March, 1999.

                                               SIGMA-ALDRICH CORPORATION


                                               By: /s/ Kirk A Richter
                                                  ------------------------------
                                                    Kirk A. Richter, Treasurer

         Each person whose signature appears below constitutes and appoints Thomas M. Tallarico and Kirk A. Richter, and either of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement and to file the same, with all exhibits thereto and all other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

          Signature                      Title

    /s/ Carl T. Cori        Director, Chairman of the Board    March 1, 1999
-------------------------
      Carl T. Cori          and Chief Executive Officer

   /s/ David R. Harvey      Director, President and            February 26, 1999
-------------------------
     David R. Harvey        Chief Operating Officer

   /s/ Karen J. Miller      Controller                         February 26, 1999
-------------------------
     Karen J. Miller

   /s/ Kirk A. Richter      Treasurer                          March 2, 1999
-------------------------
     Kirk A. Richter

 /s/ Thomas M. Tallarico    Vice President and Secretary       February 26, 1999
-------------------------
   Thomas M. Tallarico

   /s/ David M. Kipnis      Director                           March 4, 1999
-------------------------
     David M. Kipnis

  /s/ Andrew E. Newman      Director                           March 4, 1999
-------------------------
    Andrew E. Newman

 /s/ Jerome W. Sandweiss    Director                           March 4, 1999
-------------------------
   Jerome W. Sandweiss

                                  EXHIBIT INDEX

Exhibit
Number                              Description

    3.1         Certificate   of   Incorporation,   as  amended (incorporated by
                reference to Exhibit 3(a) of Form 10-Q for the quarter ended September 30, 1996, File No. 0-8135)

    3.2         By-Laws, as amended (incorporated herein by reference to Exhibit
                3.1 of Sigma-Aldrich's Current Report on Form 8-K dated February 16, 1999 (filed February 17, 1999) (File No.
                0-8135).

    5.1         Opinion of Counsel

    23.1        Consent of Arthur Andersen LLP

    23.2        Consent of Counsel (included in Exhibit 5.1).

    24.1        Power of Attorney (included in Signature Page).

--------------